

Rock N Roll Donut Bar is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Rock N Roll Donut Bar

Donut Shop

685 Cannery Row
Monterey, CA 93940
Get directions
View Website
Connect with us
Rock N Roll Donut Bar previously received $96,400 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 31
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Rock N Roll Donut Bar is seeking investment to continue expansion.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
APRIL
Capital Raise
JUNE
Received Custom Boxes from China
JUNE
Ordered Custom Donut Manufacturing Machine - up to 400 Donuts an hour!
JULY
Ordered custom graphics printer for walls in stores and making our own merchandise!
AUGUST
Received graphics printer and started Santa Cruz design!
OCTOBER
Completed Santa Cruz Location Build Out! Watch the video!
OCTOBER
Receiving Donut Machine end of month!
NOVEMBER
Ready to go live in Santa Cruz, manufacture thousands of donuts daily, manufacture our own merch and launch stores in weeks rather than months!
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
SANTA CRUZ SNEAK PEAK!!!
Play
00:00
01:27
Mute
Settings
Enter fullscreen
Play
This is a preview. It will become public when you start accepting investment.
CUSTOM RNRDB DONUT MACHINE!
Play
00:00
00:21
Mute
Settings

Enter fullscreen
Play

This custom machine will make up to 400 donuts an hour with 1 operator!

This is a preview. It will become public when you start accepting investment.
OUR MISSION

Rock N Roll Donut Bar plans to become one of the first, nationwide Plant-Based Donut Shops. We sell happiness, an entertainment experience, not just donuts!

Big, Bold and Beautiful gourmet donuts that blow peoples minds!
An exciting brand experience including a 6 foot Donut Statue playing guitar!
Craft and IPA Beer Menu, Craft Wine and Mimosas.
Breakfast and Lunch Menus including impossible burgers on donuts!
Featured at the world famous Monterey Bay Aquarium, Oakland Zoo and Casa De Fruta Resort.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
ROCK N ROLL DONUT BAR - CATCH THE VIBE!
Play
00:00
04:43
Mute
Settings
Enter fullscreen
Play

Rock N Roll Donut Bar is located on Cannery Row in Monterey, CA. Feedback from customers has forced us to take the mission of being the first Nationwide Donut Shop that is full of Awesomeness (and plant based).

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We're looking to open a new, premium location in Downtown Santa Cruz and a production facility in Salinas, CA Northridge Mall.

Santa Cruz ->Major Tourist Area - Projecting $1.8M first year, target open window approximately June 17th..
Local University - UC Santa Cruz, 2 High Schools nearby, movie theatre, shopping mall, restaurants, street performers and Apartment Complexes. 5 Minutes from the Beach Boardwalk.
Santa Cruz is known for plant based population and there is no designer donut shop within hours or high end dessert shop.
This is a preview. It will become public when you start accepting investment.
4.8 STARS ON GOOGLE - 423 REVIEWS!
This is a preview. It will become public when you start accepting investment.
Production Facility in Salinas, CA

Salinas is Centrally located to support the production for the Monterey, Santa Cruz, and San Jose.

Northridge Mall in Salinas is also a bustling center in it's own right and many businesses in the food court are over $1M annually.

There is no gourmet desert competition, except Crumbl, cookies in the entire metro.

Residence from Salinas frequent Monterey and are literally "pulling" us into the area per their request.

This is a preview. It will become public when you start accepting investment.
Q&A
Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

This is a preview. It will become public when you start accepting investment.
Why San Jose, CA?

San Jose, CA has an extremely diverse population and happens to be part of Silicon Valley. Flush with exciting growth opportunities. The area is ripe for a gourmet dessert donut place and local competition does exist - that is NOT plant based.

Uniquely, Veggie Grill, is planted in an area called Santana Row. Santana Row draws locals and tourists (like our Monterey and Santa Cruz locations).

This is particularly attractive because we can learn how being near Veggie Grill plays into the revenue model.

In Monterey and Santa Cruz, we are near local vegan eateries, Veggie Grill has a lot of locations and is expanding, it will be nice to learn how this adds to the model for Southern California locations and out of state interests.

Additionally, San Jose will make delivery to the Oakland Zoo profitable as there will not need to be an additional delivery fee.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Scott Kirkpatrick
Founder

Founder, 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

Nhat Le
Production Manager

Production Manager, 15 years in food service industry. Managed the food production facility for City of San Jose for 5 years delivering over 3,000 meals daily.

Bill Locklar

General Contractor

General Contractor, 35 years in restaurant expertise. Bill owns and operates Monterey Bay Restaurant Equipment and Santa Cruz Restaurant Equipment building and maintaining almost every restaurant in the peninsula over his career.

BUSINESS PLAN
This is a preview. It will become public when you start accepting investment.
WHY DONUTS!
Play
00:00
01:48
Mute
Settings
Enter fullscreen
Play

Founder, Scott Kirkpatrick, reveals why donuts are the key to building an incredible business and have fun doing it!

This is a preview. It will become public when you start accepting investment.
USE OF FUNDS - OPENING SECOND LOCATION IN DOWNTOWN, SANTA CRUZ
Play
00:00
03:38
Mute
Settings
Enter fullscreen
Play

Rock N Roll Donut Bar is striving to open second location for multiple reasons; customer requests, increase revenue, one step closer to the mission of going nationwide.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
SANTA CRUZ ROCK 'N' ROLL DONUT BAR LOCATION SNEAK PEEK
Play
00:00
01:01
Mute
Settings
Enter fullscreen
Play
Updates
Investor Exclusive
JULY 14TH, 2023
End of Q2 Update - first payment made!

Hey Everyone -

Thank you, sincerely, for being part of our investor team. We are truly grateful that you have believe in us and we are absolutely pumped to make the first payment back via Mainvest!

Please look for it soon and fire back any comments, questions, concerns to me via the Discussion tab here or DM via Instagram or you can email me direct at sk@rocknrolldonutbar.com.

Update on Santa Cruz - there have been quite a few delays on equipment, graphics and our new Donut Man Statue!

Good new is that construction has begun once again and the majority should be completed next week.

Graphics and design will be the next challenge and I'm expecting it to take about 60 days.

The new custom boxes "should" arrive the last week of July and Donut Man Statue should arrive August 5th.

All this to say... that we are hoping for a mid August Investor get together and a September opening.

Reach out if you need anything!

Joyfully,

Scott

JUNE 12TH, 2023
Nudge! Only 8 hours left

Thank you to everyone for your positive feedback and trust! We are truly excited, inspired and grateful.

8 hours left to take advantage of the perks! Join us in the kitchen for a day!

Joyfully,

Scott 🙏

JUNE 11TH, 2023
34 Hours left!

Good morning- happy Sunday!

There are only 34 hours left and we have been able to answer questions directly through instagram DM and in the discussion tab here on Mainvest, so if you need anything - reach out.

We are looking forward to closing this round tomorrow and hosting a get together in July for the investment team!

Should you need anything thing or have any concerns reach out so we can move forward together!

Thank you everyone for your support and belief in us!

Scott

Rock N Roll Donut Bar

JUNE 10TH, 2023
55 hours left to invest and Year over Year report

Hey everyone!

There is only 55 hours left in this round to invest. As promised below is the table of the Year over Year performance review for our first full week.

For the first week so far this year, my education and execution has proven well worth the pain of the long cold winter.

Sales are up 50% first week -> this is because we have better production, better product and better flavor mix to offer customers. In short, we are not running out of donuts half way through the day or having trays of 2 or 3 flavors that are not selling.

Labor costs are down 38% -> Last year it took me several months to get the systems in place so we had to rely on alot of bodies. About 4 months in I really began to understand the details of the business and could optimize rolls. That learning curve and putting it into action is starting to pay off this summer. Additionally, when the donut making machine arrives in a few weeks, this will go even lower.

Just 55 hours left to invest as of this round. Join us! Let's bring happiness and donuts shamelessly into the world.

Chat soon,

Scott

JUNE 9TH, 2023
3 Days Left! Update of reviews

Hey Everyone -

We are grateful for your support first of all and incredibly inspired by your investments. The path to become the Nation's first 100% plant based donut business is a big bold initiative, but the feedback from customer's warrants it. Thank you!

8 out of the last 10 reviews on Google have been 5 stars.
9 out of the last 10 reviews on Yelp have been 5 stars.

Not all reviews start that way - and we are not bragging. (Although it is pretty awesome...haha) I just wanted to share with you about being conscious of building the brand and protecting your investment.

We are sure to communicate with each reviewer - positive or negative. If less than 5 stars I ask each one of them what we can do to make it 5 stars next visit... and just being thoughtful, inquisitive and concerned about their experience often flips a low review to a 5 star because they know we care about their happiness, their fun and their delicious donuts. If you are investing in other companies, please share this strategy with them because it has done wonders for RNRDB.

Looking forward to working with you to build something really, truly special!

btw - tomorrow I will be sending the first Year over Year review for our first full week so you can see how the sales are doing compared to last year.

Scott

JUNE 6TH, 2023
We just hit goal!

Thank you everyone on the investment team! A new member just pushed us over the $25,000 mark!

We are so grateful to everyone, it really validates the late nights, early mornings, crazy ideas, insane ambitions- who really pushes to open 5 stores in 2 years, one of which is a full scale production facility- from scratch!

Your feedback, inspiration and belief is just phenomenal.

Let's go!

Scott Kirkpatrick

JUNE 6TH, 2023
More opportunity!

Hey Everyone -

First of all, It was an incredible weekend at the Monterey Wine Festival event for networking and sharing the brand with locals and tourists last weekend. It is always such an incredible time when we get to introduce the product and brand to customers at events. There was a crazy line to try the product and all the wine maker couldn't wait chat and see about partnering... donuts n wine. Perfect.

Secondly, Yelp put out it's annual Best Burger Joint Lists and there are SEVERAL Plant Based Burger Joints that made the list. Slutty Burgers in the South actually came in THIRD place. Pretty impressive for a plant based burger. Additionally, Monty's Good Burger in SoCal came in 12th.

This is huge for Rock N Roll Donut Bar - as we get these locations up and continue to refine the savory menu it truly speaks volumes for the opportunity of our brand, actually, YOUR brand.

Thank you for joining the investment team and if you haven't yet - take the plunge!

If you have questions you can add to the discussion tab on Mainvest, DM via Instagram or email me at sk@rocknrolldonutbar.com and I'll get you my cell phone and we can talk through it.

Sincerely,
Scott

JUNE 2ND, 2023
National Donut Day!

Hey everyone -

It's National Donut Day today so we are inviting everyone in for a FREE Pink Sprinkle Donut!

Mainvest has been kind enough to extend the raise for us so we have another 10 days to meet and exceed $25,000. We are at $21,900 now! The legal limit for us at the moment is $56,000.

We can't thank you enough and hope to see you in the shop today if you are local!

Sincerely,
Scott

MAY 30TH, 2023
Wow! 105 investors, $5K to goal, 5 hours...

Thank you everyone for your support. Out of nowhere we passed 100 and hit 105 when I came back to the computer.

Thank you!

Only $5,000 to go and 5 hours to do it.

DM me via Instagram or post in the discussion tab if you have any questions or concerns!

Thank you!

MAY 30TH, 2023
100 investors, 9 hours left

Hey there and thank you!

We just hit that coveted 100th investor! 🙏

9 hours left and only $5900 to goal!

If we can hit this today I'll organize a private event for investors only to meet and greet in July... we will do something really special to honor everyone that can make it and maybe zoom in those that can't!

Hope to see you on the team soon and check out a few of the recent updates, there is some great data in there.



Scott

I

MAY 30TH, 2023
12 hours left and sales up 57%...

Hey everyone -

The campaign closes in a few hours so it's go time! We'd love to have you on the team and hopefully this last set of data from the weekend helps you jump on board!

The data is in on our first weekend where we can compare to last year and gauge improvement or learn from our mistakes.

We are please to report - as a result of much improved operations, targeted product selection and tighter pricing, sales are up 57%!

Here is the chart.

Thank you to everyone on the investment team! We are grateful.

12 hours left to upgrade a perk at the $1000 level you can spend a day making donuts with us, $5000 you can name a donut, $10,000 you get a tile in the store honoring your contribution to make it happen, $15,000 you get a celebration day annually where you approved the menu and feel the love!

Let's do this!

Scott

MAY 29TH, 2023
98! 98 investors!!! Can we get to 100?!

$6,400 to go that is it! Only 49 Hours left as of this email!

Join us.

It's been a great weekend by the way! It is our year anniversary and sales are 45% higher than the same weekend last year. This is attributed to better operations. Technically each donut is now $1.00 less expensive than when we opened due to pricing feedback AND we have bundles that give discounts like 20% off when you buy 6 or more, etc.

And even so.... sales are up 45%! Amazing.

Today we sold 956 donuts! Compared to 566 last year! Great job team!!!

Last year revenue today was $4151 and today it is $6507!

We did $1,217,916 in our first year. Can't wait to compare May 28th 2024. Boom!

MAY 27TH, 2023
94 Investors! Can we get to 100?

Hey Everyone!

We had 4 more investors join the team last night! With both campaigns I just realized that we are at 94 investors! Can we get to 100 by Tuesday?

$16,600 in for this campaign, only need $8,400 to get to the minimum goal!

Here's a pic of the line... it's been like this for over an hour now!

Summer is officially here! Join us and let's sell some donuts!

Joyfully,

Scott

MAY 26TH, 2023
Past 50% with $5,200 in today!

Hey everyone! Only $9,200 left to go thanks to 3 investors today that joined the team!

One qualified for the $1000 perk to make donuts with us for a day AND name a donut at the $5,000 perk! Thank you! We grateful for your support.

If you have any questions or concerns -let it flow in the discussion tab or DM via Instagram and I'll get right back to you!

Thank you once again and have an amazing Memorial Day weekend!

Scott and the Rock N Roll Donut Bar Team!

MAY 26TH, 2023
Year Anniversary!

Happy Memorial Day Weekend!

It's hard to believe that 12 months ago I was accustomed to a full 8 hours sleep each night! Sometimes 10. Wow! What happened? Oh yeah... we decided to build a beautiful brand and disrupt the business of happiness and donuts!

Well, countless nights of little to no sleep and twice (I kid you not) of working more than 24 hours straight I am amazed, grateful, humbled and SUPER excited about the journey ahead.

Join us in launching new locations in Santa Cruz, San Jose, Salinas and the Oakland Zoo. Join us in creating jobs, opportunity, economic prosperity and BEAUTIFUL DONUTS to make the world a better place and -> for at least a few minutes at a time... join us in making humanity happier.

Thank you and if you are in the area come by for a free cup of coffee or cake donut on us!

MAY 24TH, 2023
Chocolate covered blueberry strawberry fritter

Secret Menu item premieres this weekend!

Some accidents are absolutely golden pieces of divine fate and art... while traying up some fritters last week we (I) dropped one in the chocolate icing warmer and needless to say it was delicious!

Now you can ask the staff for the chocolate icing for dipping donuts and won't be rebuked, ridiculed or shamed in public -> you'll be celebrated!

Enjoy and we hope to see you soon at the shop!

6 days left at $15000 ish needed for the minimum and $40,000 left for the legal max!

DM or open in discussions if you have any questions!

Sincerely,

Scott

MAY 23RD, 2023
New box sneak peak!.. only 7 days left!

Goood morning everyone. We have box sample back and really excited to share it!

First off though thank you to Karin H. investing yesterday and qualifying for the making donuts perk! Congratulations and welcome to the team. Thank you for believing in us! We can't wait to meet you!

That puts us at $9,900 which only leaves $15,100 for the minimum and only $46,000 for the maximum we can legally raise this round. Hope you join us!

Enjoy and be sure to add to discussion or DM for questions!

Super excited and can't wait to see what happens when these boxes walk down Cannery Row and Pacific Ave!

MAY 22ND, 2023
8 Days Left!

Hey All -

We are at $8900 this raise and we have 8 days left to turn on the gas! $47,000 ish to go and we'd love to have you join the team and/or upgrade to one of the awesome perks! You can spend a day making donuts with us at $1000, name a donut at $5000, get a tile in the locations at $10,000 with your name on it and get a day (annually) celebrating you at $15,000 where you approve the menu and fun things!

Speaking of fun things check out this picture of Monterey ->we are trying to get approval to have an old school car on our patio this weekend to kick off Summer for Memorial Weekend!

Thank you once again for your support!

p.s. in case you missed it we signed the Letter of Intent for the Santana Row location over the weekend!

Joyfully,
Scott

MAY 21ST, 2023
Summer Donut Season a week away!

Hello everyone and thank you all for your commitments! Giving you a quick update. Breaking it up by section today because there is alot going on.

Monterey Update:

Yesterday was a very EXCITING day! It was a precursor of the weeks to come. Next weekend is memorial day weekend and the insanity will commence.

From 10:00 am to 9 pm yesterday we sold more donuts than the entire week.

Santa Cruz:

Mild setback last week in Santa Cruz. We had some complications receiving some equipment. The good news is that the milkshake machine, fridge and some cabinets did come in. June 17th may get pushed back a little bit, will hear more from our contractor tomorrow.

San Jose:

The Letter of Intent has been signed! Check out Santana Row and look for the courtyard where Starbucks is. One of those spaces should soon be ours. We have agreed on all the terms and now it is finalizing the paperwork and details. Potential opening in September.

Production Facility (Salinas potentially):

The big news here is that we just purchased the FULL Scale donut cutting, proofing and frying machine. This bad boy will do 4000 donuts in a 10 hour shift with 1 operator! It will save literally over $224,000 annually in labor, taxes, insurance, and product expenses. More importantly it will help create 30 new positions with a lot less stress and improve the profitability of the company significantly. The cost per donut will drop from $1.25 to $0.24. (you read that right).

Thank you for joining us and let's have some fun building a great brand and sell some donuts!

Scott

MAY 17TH, 2023
San Jose Prospective Location!

Great news! We spent the day at Santana Row in San Jose, CA with the management team and they have the perfect spot for us.

Keep your fingers crossed and take a look at http://www.santanarow.com/.

The Rock N Roll Donut Bar brand would do great there and places like Starbucks and Veggie Grill are doing $1.5-$1.8M which is our target. Zero donuts and high end deserts in the area so it could be perfect!

Will keep you posted and thank you - 2 more investors joined the team yesterday and remember to check out the perks!

We have 4 people that have put in $5,000 or more and get to name their own donut! Soon, with the launch of Santa Cruz, you'll get to here some very creative names by some wonderful people!



Scott

MAY 16TH, 2023
New Boxes!

Hello Everyone!

First of all - thank you to everyone once again. Your commitment in inspiring and motivates the donuts out of us! There's 14 days to round out the $56,000 that completes the legal limit at this moment. We are at $7400 as of this writing (total of $81,000 when you put the two campaigns together). THANK YOU!

BIG NEWS: We are very excited to debut weeks of hard work on design and negotiations on a custom beautiful box that will truly enhance the brand experience even more! Before you see the image, let me give you a little background.

As entrepreneurs you are always trying to optimize margins, remove pains and improve efficiencies. Last year when we opened, there were supply chain issues with boxes, so it was hilarious because we ran out of them constantly. Then we found a reliable vendor and now that is settled. But that only created the problem of TOO many boxes.

You see when people buy donuts - they expect a box! Crazy. Literally programmed to get donuts in a box. THE CHALLENGE is that our customers get the box, then grab a seat in our dining area, eat ALL of their donuts (compliment I think) and then jam the box in the trash can and walk out. EVERYTIME! So much so that we have a huge trash problem.

AND it turns out... boxes are EXPENSIVE! Some weeks we are spending $1500 just on boxes.

So, with the trash issue and the expense issue - I set out to solve it.

Step one: Train the staff to encourage the customer to nibble on the donuts here and come back if they need a box! Yes, literally argue and convince them they do not need a box in a loving, entertaining, respectful manner (request the script from me if you want more details).

Step two: Stop asking if they are getting donuts to go, just dish them up for here and make them ask for a box at check out.

Step three: Give them only the bottoms and naturally if they need the top they'll come back and ask for it.

All 3 worked great and cut box usage and trash by half on most days.

BOX ENVY!
Enter Crumbl Cookies -> They charge $25 for 6 cookies. In our opinion, they are not even that nicely decorated cookies. People love them, raving reviews. I went to take a look and guess what they have... a BEAUTIFUL BOX. The cookies are good enough I am told, but the BOX makes it special and gift worthy too.

So, I poured through months of data to solve this and it turns out that the most common number of donuts purchased is 3. I took this information, found a vendor that will make a custom box, to fit our size and put our brand on it at the right price. It took forever, many late late nights working with china and overseas designers and learning everything about environmental needs in CA and bam! Design is approved and we placed the order last night!

Why share this story? Because it's awesome! Hahahaha... and I like to hear myself type. Seriously though, as investors you need to know we have you covered on the business part of the business, not just the product and brand. So here are the results.

In the last 4 weeks we have cut box expense by 50%, reduced trash and improved margins. And now when our custom boxes arrive, the cost savings will be even greater, literally a 40% savings on the cost of the box itself, AND we will have a beautiful box that people probably won't even want to throw away! Buahahaha...

More updates coming soon and let us know what you think!

Joyfully,

Scott
Rock N Roll Donut Bar

APRIL 29TH, 2023

Thank you! Quick Update!

Hi Everyone!

The first thing we'd like to do is thank everyone for their support! The results, love, support and funding from the 10th of April to the 18th of April were like a whirlwind. We are so grateful and can't wait to serve you in the future.

Due to the demand and after hearing from so many people that they were disappointed the campaign ended because they ran out of time to invest, we decided to have another go and open another round!

What's new this round? ->PERKS! Click the link to check them out right now.

To make it even more fun and express our gratitude we have added several PERKS to the various investment levels this round to spice it up! (Or should I say, sweeten things up, hahah... sorry)

For all of our lovely investors that joined us in the last campaign ->YES! You get the perks posted here that you qualified for based on your last investment and if you want to add to your investment then you will qualify for the new levels too.

If you have a questions, post it in the discussion so everyone can benefit or DM via Instagram.

Thank you!

Scott

APRIL 18TH, 2023
Closing in 4 hours! $64,500 so far!

Hey everyone! Thank you for your support, it is absolutely amazing! Just sending note to make sure everyone watching knows that this round is about close in 4 hours(ish). So, if you'd like to join the team and take the ride with Rock N Roll Donut Bar, then JUMP!

We can't thank everyone and MainVest enough. We are super impressed with the community and consider ourselves extremely fortunate to be able to be part of it!

Hope to see you at the Shop in Santa Cruz soon!

Scott

APRIL 17TH, 2023
Wow! $60,200 now. ❤️

Just amazing! Thank you! We are at $60,200 now just a few hours ago it was $57,000.

Can't thank you enough!

29 hours left. If you have any questions or concerns post a question in the discussion and we will get right back to!

or you can find us instagram @rocknrolldonutbar and send a DM.



Scott

APRIL 17TH, 2023
$57,900 in less than a week! Incredible...

Thank you everyone! We cannot thank you enough. Your support is just absolutely awesome.

We are grateful! Keep it going.... :D the legal limit is $124,000 and we have 34 hours left as of this update!

:::::Regarding progress on the build:::::
Thanks to your belief and commitments, our contractor just confirmed for me that he has ordered the Milkshake machine, the Espresso machine, the kegerator, the turbo chef and materials to start constructing the counter.

As they arrive we will definitely keep everyone posted!

The target date for grand opening is June 17th, as we see more progress, we will update everyone and firm up the date for you!

We are currently in discussions with Northridge Mall in Salinas for a food production and retail front facility. It's looking good and the place is literally perfect. Will keep you posted on that progress as well.

Thank you all, every single one of you, for being part of the team!

Joyfully,

Scott
RNRDB

APRIL 14TH, 2023
$34,200 Raised in just days!

Thank you all so much. We are so humbled and EXCITED by the response! It's been incredible launching the brand over the last year and it is wonderful each day to see the impact and belief in the expansion!

Attached is a screen shot of another couple 5 star reviews in the last 2 days.

Less than 5 stars do happen, not too often, but when they do - we make it a habit to reach out to the customer to really understand what happened.

We typically find out the following:

What day did they purchase?

What time did they purchase?

What specific product did they purchase?

When did they eat them?

What would they like to see/have different on the next visit?

By finding this out we can do 2 things - first we can work it backwards and see what happened in production or display to cause it and second we can improve to spread the mass appeal of the product.

Thought you might enjoy learning about, specifically, how we seek to improve operations regularly.

Thank you!

Scott

APRIL 13TH, 2023
Kitchen and Build out started!

Hey everyone. Thank you for the support - another $11,000+ raised! We are grateful.

Here is a link to the video we captured yesterday of the beginnings of the build out on our visit yesterday. Long way to go, but started!

https://bit.ly/rnrdb-kitchen

APRIL 12TH, 2023
Thank you!

Good morning everyone - What a way to wake up! We are grateful to have over $8,000 committed in the last 24 hours. Thank you so much for your support!

Today we head up to the location to look at the kitchen build out that happened yesterday. We will be sure to capture and upload video of the progress. Our contractor moves fast so this should be pretty fun to see today!

Also, rest assured your investments are in good hands, we are fortunate enough to have had more 5 star reviews come in from the visitors over the weekend on both Yelp and Google.

https://bit.ly/rnrdb-google

https://bit.ly/rnrdb-yelp

APRIL 11TH, 2023
Permits approved!

Hey ladies and gentlemen. Thank you for all of the feedback and questions over the last few weeks. We have officially received our Business License in Santa Cruz and permits to begin the dirty work.

It's exciting to add this second location and based on the timeline so far, the grand opening should be able to be on Saturday June 17th.

Question: to celebrate the grand opening and promote it, we are thinking of going for the largest fritter record OR hosting a donut eating competition... let us know what you think!

MARCH 7TH, 2023
Santa Cruz Sneek Peak Inside!

Today is March 7th and we just got the keys! We met with the general contractor today and here is what we decided!

Link to the video: https://youtu.be/UzBniCgQg7s

MARCH 6TH, 2023
It's official!

Ladies and Gentlemen - we received back the executed lease a few minutes ago. We will be picking up the keys to 1335 Pacific Avenue in Santa Cruz, CA tomorrow approximately 11 am.

This is a huge win as this in in the center of Downtown Santa Cruz - a well known tourist area and thriving community for locals. 5 several story apartment buildings are being built at the end of the strip brining in hundreds of residents and we are surrounded by movie theaters, restaurants, shopping, trader joes, UC Santa Cruz with over 20,000 students on campus and 3 high schools within walking distance.

Let's have some fun selling donuts!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction Costs $20,000
Operating Capital $7,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,500,000 $2,666,667 $3,520,000 $3,872,000 $4,259,200
Cost of Goods Sold $270,000 $405,000 $445,500 $490,050 $539,055
Gross Profit $1,230,000 $2,261,667 $3,074,500 $3,381,950 $3,720,145

EXPENSES

Rent $240,000 $486,000 $652,150 $668,454 $685,165
Equipment Lease $120,000 $120,000 $0 $0 $0
Utilities $36,000 $36,900 $37,822 $38,767 $39,736
Insurance $54,000 $55,350 $56,733 $58,151 $59,604
Advertising $24,000 $24,600 $25,215 $25,845 $26,491
Legal & Professional $10,000 $10,250 $10,506 $10,768 $11,037
Office and Admin $36,000 $36,900 $37,822 $38,767 $39,736
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Payroll $600,000 $615,000 $630,375 $646,134 $662,287
Manager salary $70,000 $71,750 $73,543 $75,381 $77,265
Operating Profit $30,000 $794,667 $1,539,828 $1,808,915 $2,107,787

This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
CONVERTIBLE PROMISSORY NOTE.pdf
Reviewed Financials - Rock n Roll Donut Bar.pdf
Operating Agreement - Rock n Roll Donut Bar.pdf
CONVERTIBLE NOTE BRIDGE FINANCING SUMMARY OF TERMS.pdf
Investment Round Status

$30,000

TARGET

$500,000

MAXIMUM

This investment round closes on January 12th, 2024. 0 people have invested so far.

Summary of Terms
Legal Business Name The Winning Ticket
Minimum Investment Amount $1,000
Description of Securities

Key Terms:

Structure of Security - Convertible Promissory Note
Available Securities: Convertible Promissory Notes - $500,000
Minimum investment amount - $1,000
Total Offering Amount - $500,000
Target Offering Amount - $100,000

FOR VALUE RECEIVED, TWT Management Services, LLC, a Montana limited liability company (the "Company") promises to pay to [insert name of Investor], or its registered assigns ("Investor"), in lawful money of the United States of America the principal sum of [insert amount] Dollars ($[insert amount]), or such lesser amount as shall equal the outstanding principal amount hereof, together with interest from the date of this Convertible Promissory Note (this "Note") on the unpaid principal balance at a rate equal to 8% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on the earlier of (i) the two (2) year anniversary of the date set forth above (the "Maturity Date"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case, in accordance with the terms hereof. This Note is one of the "Notes" issued pursuant to the Purchase Agreement.

Financial Condition
Other outstanding debt or equity

As of 2/1/2023, Rock N Roll Donut Bar has debt of $370,000 outstanding and a cash balance of $30,000. $70,000 of this debt is sourced primarily from Hard Money Lenders and will be paid off by May 2023, not having a long term impact on this investment. The remaining amount is via the SBA for $300,000 from the EIDL program and is payable over 30 years maturing in 2050, with a monthly payment of $2300 not having a long term impact on this investment. In addition to the Rock N Roll Donut Bar's outstanding debt and the debt raised on Mainvest, Rock N Roll Donut Bar may require additional funds from alternate sources at a later date.

Historical milestones

Rock N Roll Donut Bar has been operating since May 2022 and has since achieved the following milestones:

Opened location in Cannery Row in Monterey, California

Achieved revenue of $1M in 2022 only operating 7 months of the year and on pace for $1.5 million within first 12 months.

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Rock N Roll Donut Bar has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Seasonality of Cannery Row location. The dip in sales in September to November was much more dramatic than anticipated. Holiday season gave a boost to the business end of December and January the business received a boost from Community Week held by the Monterey Bay Aquarium where 115,000 people flocked to Cannery Row to be able to attend the aquarium free of charge that week.

Labor intensive payroll and learning the cadence of the dips and swings this year has taught us exactly how many employees we need and enable us to drive down the cost of production from $1.75 per item to $0.49 per item. This was a painful process, but has put us in a position to expand into satellite retail locations where we can deliver finished product with the existing staff at home base and a skeleton crew at the retail centers only requiring cashiers. This is HUGE savings and opportunity for the business.

Food costs skyrocketed in 2022 and forced us to get creative and learn how to drive the costs down. We have pushed the food cost down from $1.50 per to an average of $0.80.

The two previously mentioned factors assisted us in learning to drive down the labor cost and food costs from a total average of $3.50 per item to $1.30 on average. This is a tremendous savings that will directly impact the bottom-line as the season hits this year.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rock N Roll Donut Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rock N Roll Donut Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rock N Roll Donut Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rock N Roll Donut Bar's core business or the inability to compete successfully against the with other competitors could negatively affect Rock N Roll Donut Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rock N Roll Donut Bar's management or vote on and/or influence any managerial decisions regarding Rock N Roll Donut Bar. Furthermore, if the founders or other key personnel of Rock N Roll Donut Bar were to leave Rock N Roll Donut Bar or become unable to work, Rock N Roll Donut Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rock N Roll

Donut Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rock N Roll Donut Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rock N Roll Donut Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rock N Roll Donut Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rock N Roll Donut Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. In the event Rock N Roll Donut Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rock N Roll Donut Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rock N Roll Donut Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rock N Roll Donut Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rock N Roll Donut Bar will carry some insurance, Rock N Roll Donut Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rock N Roll Donut Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rock N Roll Donut Bar's management will coincide: you both want Rock N Roll Donut Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rock N Roll Donut Bar to act conservative to make sure they are best equipped to repay the Note obligations, while Rock N Roll Donut Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rock N Roll Donut Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rock N Roll Donut Bar or management), which is responsible for monitoring Rock N Roll Donut Bar's compliance with the law. Rock N Roll Donut Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rock N Roll Donut Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rock N Roll Donut Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rock N Roll Donut Bar, and the revenue of Rock N Roll Donut Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rock N Roll Donut Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...

My favorite part about this is...
Please tell me more about...
Kristopher H. Noblesville, IN 27 days ago

Hello, I'm trying to touch base to possibly set up a day in early Oct. (12th-16th) to do the Learn to make donuts perk. I sent an email and a DM via instagram. we're from Indiana and would be driving there. We wanted to check with you on what day may be the best. Please let us know. Thanks,

Reply
Scott K. 27 days ago Rock N Roll Donut Bar Entrepreneur

Hello Kristopher! Your timing is perfect. The 13th would work best. We received your message via IG and replied there as well. Please confirm! Thank you!

Reply
Bryan L. Jamaica Plain, MA 3 months ago

Congratulations on successful qtr!

Reply
Anais F. San Jose, CA 4 months ago

I invested because I saw I great potential in the business, not just on the product but in the community they are planning to grow in. I believe donuts attract people off all ages, and is a great pastrie that anyone will go for.

Reply
Kristopher H. Noblesville, IN 4 months ago

I invested because we have traveled a lot and have try as many vegan places as we can and RNRDB so far as been truly the best bakery we have tried. Plus the wife is excited to work in the kitchen. Lol

Kristopher H. Noblesville, IN 4 months ago

Hello, I'm interested in investing after visiting you on our summer trip last year from Indiana with being vegan's in Indiana there is very little options around, but would like to know how the "learn to make donuts" works since we are in Indiana? Like to surprise my wife.

Scott K. 4 months ago Rock N Roll Donut Bar Entrepreneur

Hi Kristopher! The idea is to spend a day with us in the shop making dough, cutting, frying, decorating... the whole deal. If you cannot come out soon, I am sure we can send you some items and do a design session over zoo. If you could make it out here though.... That would be great fun. I'll work with you either way to make it awesome for her. 🎉

Kristopher H. Noblesville, IN 4 months ago

That sounds awesome! Is there certain dates or a certain time frame such as within a year? We plan on making another west coast trip in the near future.

Scott K. 4 months ago Rock N Roll Donut Bar Entrepreneur

No Sir! We will make it happen for you anytime. Obviously if it's within a year that would be great, but no worries at all! Let's do this! 👊

Kristopher H. Noblesville, IN 4 months ago

Thanks for your time. Sorry for the repost> lol

Kristopher H. Noblesville, IN 4 months ago

That sounds awesome! Is there certain dates for that? Or would there be a certain time frame? Like within a year? We plan on making another west coast trip in the near future.

David R. Hemingford, NE 4 months ago

Visited Rock and Roll on vacation and loved it. Great place and opportunity.

Scott K. 4 months ago Rock N Roll Donut Bar Entrepreneur

Thank you David! Grateful you joined the investment team!

Reply

Monay P. New York, NY 4 months ago

I supported this to support rock n roll and donuts.

Lee H. Stockton, CA 4 months ago

I absolutely love the amazing staff and the customer service the Donuts are delicious and the coffee is great

Scott K. 4 months ago Rock N Roll Donut Bar Entrepreneur

Lee- thank you for joining the team and for your kind words! We are super excited to have you on board!

Melody G. Watsonville, CA 4 months ago

I have loved vegan donuts ever since i had some at Blue Star Donuts in Portland, OR. So happy to see an all-vegan donut store opening near me. I am very excited.

Scott K. 4 months ago Rock N Roll Donut Bar Entrepreneur

Melody! You just pushed us to goal!!! Thank you! That is truly awesome and we are grateful to you and everyone on the investment team! 🙏

Julianne W. Felton, CA 5 months ago

You all are the best, Scott. Can't wait for the Santa Cruz store so we can see you all more often. YUUUMMMM

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Julianne! So excited to get in there and start serving!

Andrea P. Lompoc, CA 5 months ago

I invested because I personally enjoyed this establishment while on vacation and supporting other business owners is always a great opportunity

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

That's so kind and awesome of you! Thank you!

Jackie P. Indianapolis, IN 5 months ago

I supported this because they have awesome product!

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Jackie! Really appreciate it!

Kenneth I. Pacific Grove, CA 5 months ago

Happy to be part of the team and look forward to that sales figure for next year today :)

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Ken! We are fortunate to have you on the team!

Kenneth I. Pacific Grove, CA 5 months ago

Congrats on the one year anniversary!! 🍩🎉🎊🍾

Karyn P. La Mesa, CA 5 months ago

Watching your videos made me smile, and want to drive 450 miles for a donut or two :) All the best in your ventures!

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you so much Karyn! Thank you for believing us us even at such a distance... hope to see you up North soon or maybe we are fortunate enough to go south next year. ;)

Kenneth I. Pacific Grove, CA 5 months ago

I try not to eat too many donuts (or sweets in general) but it was hard to resist this investment after a few vegan donuts and great conversations with Scott. We really hit it off and I'm hoping my investment will help make his donut dreams come true in bringing happiness to people. Here's to a long and profitable happy business Scott. Rock on! ;-)

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Ken! Truly kind of you. So grateful. Thank you for joining the team!!!

Bruce C. Seaside, CA 5 months ago

The kids and I love stopping by Rock N Roll Donut Bar when we are in Cannery Row to get a giant donut and coffee.

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Bruce! So grateful to have you on the investment team!

Randy C. San Francisco, CA 6 months ago

I invested because I am a customer. I'm a tour guide from SF and discovered this place while conducting a Monterrey/Carmel tour And being a fan of classic rock, I thought this was (is) a great product!

Scott K. 5 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Randy! Love the feedback and so glad you joined us!

Victoria C. Livermore, CA 6 months ago

The best donuts I've ever had!!!!

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Victoria! Do glad to hear it and have you on the investment team!

ALYCIA P. San Mateo, CA 6 months ago

I invested because I believe this company will go far

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Alycia! 🙏

Harold B. Rancho Mirage, CA 6 months ago

wish you'd come locally

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Harold! Careful what you ask for... 🎸 🍩 🎺

Andrew H. Roslindale, MA 6 months ago

The donuts look awesome. I wish we lived closer.

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Andrew! Mass is a bit of a drive just to get a donut. No matter how awesome they are. :) We are super appreciative that you joined the investment team!

Angela S. San Francisco, CA 6 months ago

I invested because I love donuts

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

thank you Angela! We love 'em too! Glad to have you on the team... donut lovers unite!

Kathleen L. Auburn Hills, MI 6 months ago

I love this concept of plant based donuts and wish you all the happiness. I believe in plant based businesses and want you to continue to succeed.

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you so much Kathleen! Your kindness is inspiring and we look forward to working with you and forwarding the movement! Thank you once again!

ANDREW S. Temecula, CA 6 months ago

More from us before our chance runs out.

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

lol... maybe missing a zero? :D Just teasing, you've already done more than expected and it is incredibly thoughtful. Thank you.

ANDREW S. Temecula, CA 6 months ago

D wanted to put in too.

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Andrew and D - miss you and can't wait to have you up for donuts and beer again soon!

Martin B. Monterey, CA 6 months ago

I made this investment moments after shoving a Boston Cream donut in my face. I want these guys to succeed so I can continue doing so for many years to come. Best of luck, Scott and team! I believe in you!

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Wow! Thank you so much Martin for your support! We are truly, truly grateful and looking forward to working with you!

Victoria C. Livermore, CA 6 months ago

I love the option to eat vegan, organic doughnuts and I love Rock N Roll Donut Bar!!!!

Sean-Michael G. Orange, CT 6 months ago

Good luck! Looking for ROI in cash or donuts!

Rick Q. Marina, CA 6 months ago

I visited the Monterey store and it was fantastic! Huge flavorful donuts and great atmosphere for a lot of fun! Plus I think this is a great idea!

Joe N. Lathrop, CA 6 months ago

We met Scott last Friday when we had to check out this cool donut shop in Cannery Row. Not only were the donuts huge and super delicious, but we really loved Scott's story. With all the chaos and crazy in this world he simply said " I wanted to find a way to sell happiness". What better way to start than with a uniquely huge donut and a beer! We are happy to invest in Happiness and think Scott has the perfect recipe. Cheers to Rock n Roll Donut Bar!!!

Jessica F. Salinas, CA 6 months ago

Love this plant-based options that tastes amazing. They've been a great appreciation treat for my staff and visitors and I regularly have to resist visiting too often for myself!

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Jessica! So kind of you to say and loving having you on the investment team. You are now getting paid to eat donuts! (kinda) Thank you and be sure to say Hi to myself or Nhat (knee-yacht) when you are in next. :D

ANDREW S. Temecula, CA 6 months ago

I have seen the place. Tasted the donuts and taken in the ambience. Talked to the owner and have faith in his vision. I'm excited for the future and extremely excited that I am a part of it. This is exactly the kind of place I want my dollars to support.

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you for your feedback and support Andrew! It is very kid of you. Excited to have you on the investment team and looking forward to growing this business with everyone!

John M. Davis, CA 6 months ago

Interesting concept. I see you plan on selling beer & wine. Have you obtained a liquor license for the new location? What is the process for that?

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Hi John! Thanks for the great question. We currently sell beer & wine at our location in Monterey and it definitely adds to the "wow" factor of the brand. Santa Cruz has a fantastic beer scene and we definitely want to be part of it. Our application is underway with the City and County and I am told it looks good. They requested that we make a more robust food menu and provide table service for alcohol, which is nice because that will give the locals more options they desperately need for plant based faire in the evenings. We have made the adjustments and it appears to be on track. First we need a Use Permit from the City (under review), then ABC approval from the County.

John M. Davis, CA 6 months ago

Glad to hear that, Scott. So it sounds like there will be a sit-down restaurant component to the business, is this something you already do at the Monterey location?

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Yes, there will be a sit down component. The location in Monterey, CA used to be a Johnny Rockets (burger joint) so there are many booths and a patio outside. Typically, guests order at the counter and we deliver to tables for the savory items. For the donuts guests usually start at the right side of the counter and we box them up as they walk down the counter. Most people do eat them at the tables and we bring their drinks to them, unless they box it up to go. What will be new in Santa Cruz is we will utilize the QR code ordering from the tables, so guests will be able to go in, grab a seat and order without even coming to the counter. We have not used that system in Monterey yet, everything begins at the counter. It'll be fun to learn if we want to implement it Monterey.

Marc W. Cambria, CA 6 months ago

The owner of this establishment is such a sweet man, I am very happy to invest. And, it is a vegan establishment!!

Scott K. 6 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Marc! Super excited to have you on the investment team!

Jarrett G. Coconut Creek, FL 7 months ago

I invested in Rock N Roll Donut Bar because I believe that Scott Kirkpatrick has created a brand, a space and a product that will appeal to everyone, everywhere.

Scott K. 7 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Jarrett! That is very kind. We are just fortunate and lucky to be able to do it and build something special. Thank you so much for your support and belief in us!

Oren L. Monterey, CA 7 months ago

Rock n Roll Donut Bar takes the cake for offering the most delectable and exceptional donuts I ever ate. Their one-of-a-kind atmosphere provides an incredibly fun and memorable experience that will leave you craving for more and excited to share your experience with your friends. Don't think twice and let's Rock n roll Donuts baby ;)

Scott K. 7 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Oren for your comments. It is a great day as we have also officially received the lease back for the space in Santa Cruz, CA. We will pick up the keys tomorrow and target being ready in 90 days. Let's go and thank you for your support!

About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy